SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: September 30, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces research collaboration with Cellgate Inc. to study controlled release and targeted delivery of oral medicines.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: September 30, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation announces research
collaboration with Cellgate Inc. to
study controlled release and targeted
delivery of oral medicines























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Amarin Corporation announces research collaboration with Cellgate Inc. to study controlled release and targeted delivery of oral medicines

     LONDON, United Kingdom, September 30, 2002 -- Amarin Corporation plc (Nasdaq: AMRN) today announced that its Swedish subsidiary, Amarin Development AB, has entered into a research collaboration with CellGate Inc. to assess the feasibility of improving Amarin's targeted and controlled delivery of oral pharmaceutical products by combining Amarin's proprietary drug delivery technology with CellGate's proprietary molecular transporter technology.
During the initial phase of the collaboration, in which each party will be responsible for individual costs, CellGate's technology will be used to develop drug transporter conjugates of two currently undisclosed drug substances.
These drug conjugates will then be incorporated into Amarin's Diffusion Controlled Vesicle (DCV) controlled-release technology.

     The scope of the research will initially focus on drugs that are difficult to deliver orally due to their low or local absorption into the bloodstream. The combination of the two technologies could be applied to new compounds, as well as currently marketed drugs, that are not available in extended-release formulations due to absorption issues that negatively impact bioavailability. If successful, the new combination technology could potentially improve the extended release profile of these drugs. Further details of the agreement were not disclosed.

     "Amarin is committed to enhancing the value of our technology platforms through innovative research partnerships and collaborations," said Rick Stewart, chief executive officer of Amarin Corporation. "This new combination technology has the potential to both improve the quality of controlled release drugs on the market and broaden the range of drug molecules that can be effectively delivered orally. Most importantly, we believe that this combination has the potential to significantly benefit our patients and customers, and further the advancement of our internal drug development efforts in the key areas of neurology and pain management."

     Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core, incorporating the active ingredient, surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. Principal licensees for the technology include Pharmacia, Sanofi-Synthelabo and Tanabe Seiyaku. Over three billion tablets incorporating the DCV technology have been manufactured and used effectively by patients in more than thirty countries.

About Amarin

     Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press releases and other Company information, visit our website at www.amarincorp.com.

     Amarin Development AB, based in Malmo, Sweden, is a wholly owned subsidiary of Amarin Corporation plc. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs. Additional information is available at www.amarindev.com.

About CellGate

     CellGate Inc. is an emerging specialty pharmaceutical company developing novel medicines by chemically combining proprietary transporter molecules with existing drugs in order to improve therapeutic value and drug performance. The company's proprietary transporter technology enhances drug performance by allowing medicines to penetrate through biological barriers for more efficient cell entry. CellGate's unique technologies are applicable to a broad range of molecules and may be tailored to suit diverse therapeutic indications. Initially, CellGate is focusing its efforts in the areas of dermatology and oncology, with a lead drug candidate for psoriasis, PsorBan (r) currently in early clinical studies. The company is also pursuing new therapeutics in other areas for development with partners. Founded in 1998 and headquartered in Sunnyvale, California, CellGate is privately held. For more information about the company, please refer to the company's website at www.cellgateinc.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.